Paulson Investment Company, Inc.

811 SW Naito Parkway, Suite 300

Portland, Oregon 97204

October 10, 2012

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

Re:	Methes Energies International Ltd.
Registration Statement on Form S-1
File Number 333-182302

Dear Sir and Mesdames:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Methes Energies International Ltd. (the “Company”) that the Commission accelerate the effective date of the Company’s registration statement on Form S-1 (No. 333-182302), as amended, so as to permit it to become effective at 4:30 p.m. Eastern Time on October 12, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act please be advised that we have distributed approximately 4,200 copies of the Preliminary Prospectus dated August 30, 2012, 450 copies of the updated Preliminary Prospectus dated October 5, 2012, together with the issuer free writing prospectus dated October 5, 2012, and 450 copies of the free writing prospectus dated October 9, 2012, through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We appreciate your assistance in this matter.

Sincerely,

Paulson Investment Company, Inc.

By:	/s/ Trent Davis
Trent Davis
President and Chief Executive Officer